Exhibit 99.1

NICE Increases Compliance Awareness Via Participation in the
Brazilian Forum for Data Protection Conference

NICE sponsored event provides insights and best practices, helping organizations transition their businesses to comply with a new set of laws to trigger a paradigm shift in the Brazilian private sector

Hoboken, N.J., December 5, 2018 – NICE today announced that it has taken steps to increase awareness for the new General Law of Data Protection (GLPD) in Brazil by supporting and sponsoring the Brazilian Forum for Data Protection conference. Held in Sao Paulo, Brazil and organized by Cantarino Brasileiro, the event provides a framework for attendees to benefit from NICE's extensive experience in driving organizations to become compliant with regulations such as GDPR that came into force on 25 May, this year.

The NICE supported event provides a comprehensive picture of the new framework under GLPD, its practical impact across the sectors such as retail, finance, marketing, telecommunications and more, as well as the penalties that will accrue in the event of non-compliance. Importantly, the event shares the immediate steps businesses can begin taking in order to gear their operations to meet such new legislation in a timely, cost efficient and comprehensive manner.

The Brazilian Forum for Data Protection conference brings together renowned experts in the Brazilian market, including Fernanda Nones, manager of implementation of Digital Results (RD), Flavia Mitri, privacy director of Uber for Latin America, Renato Opice Blum, coordinator of Insper's Digital Law and Data Protection courses, Marcel Leonardi, consultant at Pinheiro Neto Advogados and Fabio Lacerda Carneiro from Banco Central.

Participation in this conference once again demonstrates NICE’s commitment to helping organizations achieve regulatory compliance with data privacy laws around the world. One such example is the NICE GDPR Compliance Center that provides contact centers with the tools to meet the most significant and comprehensive reform of the data protection law in the last 20 years that has a global impact on all organizations processing data on individuals residing in the European Union. NICE's solution streamlines the implementation of mechanisms for the proper processing of registered private data, in order to achieve greater transparency.

Yaron Hertz, President of NICE Americas, said, "NICE is proud to be a part of the effort of raising awareness for the new GLPD legislation, which promises to make an immense impact on enterprises in Brazil regardless of the domain in which they operate. Companies must make technology their ally in order to effectively capture, retain, identify and retrieve of all interactions with customers - across any channel. Organizations that make the new law a priority and start adopting technology that best fits their needs today will be best equipped to meet the legislation at the lowest possible cost and with the least impact on their businesses."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hertz are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.